

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 27, 2017

Muhunthan Canagasooryam
Chief Executive Officer
c/o Duo Software (Pvt.) Ltd.
No. 403 Galle Road
Colombo 03, Sri Lanka

    Re: Duo World, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed November 9, 2017
          File No. 000-55698

Dear Mr. Canagasooryam:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3483.

                                      Sincerely,

                                      /s/ Katherine Wray

                                      Katherine Wray
                                      Attorney-Advisor
                                        Office of Information Technologies
                                      and Services